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October 18, 2012

VIA EDGAR AND HAND DELIVERY

Mr. Dietrich A. King

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	American Midstream Partners, LP
Registration Statement on Form S-3
Filed September 11, 2012
File No. 333-183818

Dear Mr. King:

Set forth below are the responses of American Midstream Partners, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2012, with respect to the Partnership’s Registration Statement on Form S-3, filed with the Commission on September 11, 2012, File No. 333-183818 (the “Registration Statement”). Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with the three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing of the Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. Amendment No. 1 contains two prospectuses; one that relates to the offering on an indeterminate number of common units and aggregate principal amount of debt securities, which we refer to herein as the “first prospectus” and one relating to the offering of common units by American Midstream Holdings, LLC, which we refer to herein as the “second prospectus.” All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

General

1.	We note that your registration statement covers both debt securities and guarantees. In accordance with Rule 3-10 of Regulation S-X, you must include separate financial statements for your finance subsidiary co-issuer and, if multiple subsidiaries serve as

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Mr. Dietrich A. King

October 18, 2012

guarantors, for every guarantor, unless you fall within one of the exceptions in the rule. Please tell us how you intend to comply with Rule 3-10 and, as necessary, please revise your registration statement accordingly.

Response:

We acknowledge the Staff’s comment. We note that paragraph (d) of Rule 3-10 of Regulation S-X (“Rule 3-10”) provides an exception to Rule 3-10(a)(1). Specifically, Rule 3-10(d) states, “when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantor if:

(1)	The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;

(2)	The guarantees are full and unconditional;

(3)	The guarantees are joint and several; and

(4)	The parent company’s financial statements are filed for the periods specified by §210.3-01 and §210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

(i)	The parent company;

(ii)	The subsidiary issuer;

(iii)	The guarantor subsidiaries of the parent company on a combined basis;

(iv)	Any other subsidiaries of the parent company on a combined basis;

(v)	Consolidating adjustments; and

(vi)	The total consolidated amounts.”

Note 3 to paragraph (d) states that “paragraph (d) is available if a subsidiary issuer satisfies the requirements of this paragraph but for the fact that, instead of the parent company guaranteeing the security, the subsidiary issuer co-issued the security, jointly and severally, with the parent company. In this situation, the narrative information required by paragraph (i)(8) of this section must be modified accordingly.” We respectfully note that the debt securities would be offered by American Midstream Finance Corporation and the Partnership jointly and severally.

Furthermore, Note 5 to paragraph (d) provides that “instead of the condensed consolidating financial information required by paragraph (d)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the subsidiary issuer is a 100% owned finance subsidiary of the parent company, the parent company has guaranteed the securities, all of the parent company’s subsidiaries other than the subsidiary issuer have guaranteed the securities, all of the guarantees are full and unconditional, and all of the guarantees are joint and several. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section.” Each of the Partnership’s subsidiaries, all of which (except for American Midstream Finance Corporation, a 100 percent owned subsidiary whose sole purpose is to act as co-issuer of any debt securities) will be guarantors (the “Guarantors”) of the debt securities registered pursuant to the Registration Statement. In addition as of December 31, 2011 and June 30, 2012, the Guarantors are 100% owned and the guarantees, if any, will be full and unconditional and joint and several. We have included the narrative disclosures described in Note 5, as applicable, and specified in paragraphs (i)(9) and (i)(10) of Rule 3-10 in the primary offering prospectus. Please see page 26 of the first prospectus.

In addition, on October 18, 2012, prior to filing Amendment No. 1, the Partnership filed a Current Report on Form 8-K with the Commission to include the narrative disclosures described in Note 5 of Rule 3-10(d), as applicable, and those specified in paragraphs (i)(9) and (i)(10) of Rule 3-10 in the footnotes to the financial statements of the Partnership. The Current Report on Form 8-K filed on October 18, 2012 is explicitly incorporated by reference into the first prospectus. Please see page 54 of the first prospectus.

For the Staff’s information, on July 1, 2012, certain indirect 100 percent owned subsidiaries of the Partnership acquired less than a 100 percent controlling interest in certain assets. The Partnership plans to provide supplemental information in the guarantor footnote consisting of a condensed consolidating financial information relating to these subsidiaries beginning with the Partnership’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

2.	We note that the resale offering registers a total of 725,120 common units on behalf of AIM Midstream Holdings, LLC, which appears to be your parent. In this regard, we note your disclosure on page 43 of the prospectus relating to this offering that AIM Midstream holds common units representing 57.7% of your limited partner interests, and owns and controls your general partner. Given AIM Midstream’s relationship to you, it appears that Form S-3 is not available to you for purposes of conducting a secondary offering because the offering may not be made on a shelf basis pursuant to Rule 415(a)(1)(i) under the Securities Act. Please refer to Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations. Accordingly, please revise to identify the selling stockholder as an underwriter and otherwise revise your prospectus to reflect that this offering is a primary offering. Alternatively, please tell us why you believe you are able to conduct a secondary offering pursuant to Rule 415(a)(1)(i) on Form S-3.

Mr. Dietrich A. King

October 18, 2012

Response:

We acknowledge the Staff’s comment. Pursuant to Rule 415(a)(1)(x) of the Securities Act of 1933 (the “Act”), securities may be registered on Form S-3 and offered or sold on a continuous or delayed basis “by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary.” Rule 405 of the Act defines “majority-owned subsidiary” as a “subsidiary more than 50 percent of whose outstanding securities representing the right, other than as affected by events of default, to vote for the election of directors, is owned by the subsidiary’s parent and/or one or more of the parent’s other majority-owned subsidiaries.” Pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Partnership, the management of the Partnership is reserved for its general partner, American Midstream GP, LLC. Pursuant to the Amended and Restated Limited Liability Company Agreement of American Midstream GP, LLC, as amended, the management of American Midstream GP, LLC is fully reserved to its Board of Directors, which is elected by its members. Accordingly, AIM Midstream Holdings, LLC, the sole member of American Midstream GP, LLC, has the right to vote on the election of directors. Therefore, we respectfully submit that the registration of the common units beneficially owned by American Midstream, LLC on Form S-3 is allowed pursuant to Rule 415(a)(1)(x) of the Act. Given the affiliation between American Midstream, LLC and the Partnership outlined above, we have revised the disclosure in Amendment No. 1 to identify that American Midstream, LLC may be deemed an underwriter and the offer of securities thereby is a primary offering. Please see the Explanatory Note on the cover page of the Registration Statement, the cover page of the second prospectus and page 43 of the second prospectus.

Prospectus Relating to the Primary Offering

Prospectus Summary, page 1

About American Midstream Partners, LP, page 1

3.	We note your statement in this section regarding your assets as of December 31, 2012. Please explain why this disclosure speaks as of a future date, or revise.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 1 to correct the typographical error. Please see page 1 of each of the first prospectus and the second prospectus.

Cautionary Note Regarding Forward-Looking Statements, page 1

4.	We note your reference in this section to the Private Securities Litigation Reform Act. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an offering by, or relating to the operations of a partnership. Please refer to Section 27(A)(b)(2)(E) of the Securities Act. Accordingly, please delete the reference to the safe harbor in this prospectus, as well as the prospectus relating to the offering by AIM Midstream.

Response:

We acknowledge the Staff’s comment and have removed the reference to the safe harbor from Amendment No. 1. Please see page 1 of each of the first prospectus and the second prospectus.

Part II—Information not Required in the Prospectus, page II-1

Item 16. Exhibits, page II-2

5.	Please confirm that when a takedown occurs, counsel will file appropriately unqualified, updated legality opinions. Please refer to Section II.B.2.a of Staff Legal Bulletin No. 19.

Mr. Dietrich A. King

October 18, 2012

Response:

We hereby confirm that when a takedown occurs, counsel will file an appropriately unqualified, updated legal opinion.

Exhibit 5.1

6.	We note counsel’s reference in paragraph 1 on page 5 of the opinion to Section 17-303, 17-607, and 17-804 of the Delaware Revised Uniform Limited Partnership Act. Please revise your prospectus to describe the circumstances in which limited partnership will have any obligation to make payments to the partnership or its creditors in connection with Section 17-804(c) of the Delaware Revised Limited Partnership Act. Please refer to Section II.B.1.b of Staff Legal Bulletin No. 19.

Response:

We acknowledge the Staff’s comment and Andrews Kurth LLP has revised its legal opinion to clarify the circumstances that could affect the non-assessability of the common units. Please see page 5 of Andrews Kurth LLP’s legal opinion in Exhibit 5.1.

7.	As Andrews Kurth LLP is relying on the opinion of the Law Office of John Foster Tyra, PC as special Alabama counsel, please have Andrews Kurth revise its opinion to include the relevant Alabama laws in the list of laws covered by its opinion. Please refer to Footnote 21 in Staff Legal Bulletin No. 19, particularly the penultimate sentence in the footnote.

Response:

We acknowledge the Staff’s comment and Andrews Kurth LLP has revised its legal opinion to include the laws of the State of Alabama in the list of laws covered by its opinion. Please see page 7 of Andrews Kurth LLP’s legal opinion in Exhibit 5.1.

Annex A – Law Office of John Foster Tyra, PC

8.	It appears that the indentures governing any securities covered by this registration statement will be governed by New York law, and we note that local counsel is limiting its opinion to Alabama law. Accordingly, local counsel should not provide a binding obligation opinion for the guarantees. Rather, counsel’s opinion should address whether the Alabama entities are validly existing, have the power to create the guarantees, and have taken the required steps to authorize entering into the guarantees. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

Response:

We acknowledge the Staff’s comments and the Law Office of John Foster Tyra, PC has revised its legal opinion to address the Alabama entities’ valid existence, power to create the guarantees and having taken the required steps to authorize entering into the guarantees. Please see page 4 of the Law Office of John Foster Tyra’s legal opinion in Exhibit 5.1.

Mr. Dietrich A. King

October 18, 2012

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Very truly yours,

/s/ G. Michael O’Leary
G. Michael O’Leary

cc:	Daniel C. Campbell, American Midstream GP, LLC